Meridian Fund 2006 Income and Capital Gain Distributions Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds. Record Date: December 14, 2006 Ex-Dividend Date:December 15, 2006 Payable Date:December 15, 2006 Reinvest Date:December 15, 2006 Meridian GrowthMeridian ValueMeridian Equity Income TickerMERDXMVALXMEIFX Cusip589619-10 5589619-20 4589619-30 3 Income Distribution $0.0108 $0.4068 $0.1648 Short-Term Capital Gain $0.3317 $- $0.0685 Long-Term Capital Gain $2.7892 $5.0948 $0.0441 Total $3.1317 $5.5016 $0.2774 Dated 12-15-06 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN • FUND INCORPORATED®

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2006 Estimated Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Please note that these are preliminary estimates and may change-both in total amount and classification of the distribution (short-term versus long-term)-from the date of this information to the payable date.

Record Date:	December 14, 2006
Ex-Dividend Date:	December 15, 2006
Payable Date:	December 15, 2006

Record, ex and payable dates are also subject to change.

	Meridian Growth	Meridian Value	Meridian Equity Income
Ticker	MERDX	MVALX	MEIFX
Cusip	589619-10 5	589619-20 4	589619-30 3
Income Distribution	$ 0.01	$ 0.06	$ 0.18
Short-Term Capital Gain	$ -	$ -	$ 0.07
Long-Term Capital Gain	$ 3.14	$ 5.40	$ 0.05
Total	$ 3.15	$ 5.46	$ 0.30

Dated 11-27-06

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Meridian Fund MERDX Meridian Growth Fund Top 10 Holdings as of 9/30/2006 Holding Market ValuePercentage of Portfolio American Tower Corp. Class A$56,297,6003.2% Willis Group Holdings, Ltd. 49,017,3402.8 DENTSPLY International, Inc. 45,947,8602.6 Edwards Lifesciences Corp. 45,214,8962.5 Affiliated Managers Group, Inc. 44,723,6422.5 T. Rowe Price Group, Inc. 44,641,6582.5 Royal Caribbean Cruises, Ltd. 44,630,1422.5 C. R. Bard, Inc. 44,323,1252.5 DaVita, Inc. 44,270,5502.5 Diebold, Inc. 43,457,0872.4 Net Assets$1,774,507,436 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Fund MERDX Meridian Growth Fund Top 10 Sectors as of 9/30/2006 Sector Market ValuePct. Assets Retail$205,538,79711.6% Industrial Services 146,051,9158.2 Healthcare Products 135,485,8817.6 Healthcare Services 129,920,9517.3 Brokerage & Money Management 89,365,3005.0 Tech-Software 87,828,0325.0 Industrial Products 76,912,4274.3 Banking 72,752,2474.1 Consumer Services 72,737,3424.1 Business Services 70,415,9214.0 Net Assets$1,774,507,436 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN • FUND INCORPORATED®

MVALX

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Meridian Value Fund

Top 10 Holdings
as of 9/30/2006

Holding		Market Value	Percentage of Portfolio	
Newell Rubbermaid, Inc.	$	50,933,520	3.0	%
JPMorgan Chase & Co.		50,716,800	3.0	
Baxter International, Inc.		47,742,092	2.8	
Waste Management, Inc.		47,394,228	2.8	
Pactiv Corp.		46,091,329	2.7	
Equity Residential		43,615,134	2.6	
Apartment Investment & Management Co. Class A		43,576,969	2.6	
Allied Waste Industries, Inc.		42,945,462	2.5	
Willis Group Holdings, Ltd.		41,556,800	2.5	
Safeway, Inc.		41,467,205	2.4	
Net Assets	**$**	**1,695,939,479**		

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Meridian Fund MVALX Meridian Value Fund Top 10 Sectors as of 9/30/2006 Sector Market ValuePct. Assets Technology$148,531,9258.8% Banking 146,601,5678.6 Industrial Services 124,130,8807.3 Consumer Products 115,231,4016.8 Real Estate 113,852,4846.7 Retail 100,874,2515.9 Industrial Products 84,632,0405.0 Healthcare Products 79,017,0954.7 Energy 72,644,6144.3 Consumer Products/Food & Beverage 71,799,3404.2 Net Assets$1,695,939,479 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN • FUND INCORPORATED

MEIFX

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Top 10 Sectors
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Meridian Equity Income Fund

Top 10 Holdings

as of 9/30/2006

Holding		Market Value	Percentage of Portfolio	
Waddell & Reed Financial, Inc. Class A	$	856,969	3.0	%
Willis Group Holdings, Ltd.		815,100	2.8	
Chevron Corp.		799,400	2.8	
Diebold, Inc.		792,246	2.7	
Leggett & Platt, Inc.		790,948	2.7	
Eli Lilly & Co.		789,450	2.7	
Mellon Financial Corp.		787,865	2.7	
Waste Management, Inc.		783,118	2.7	
Bemis Co.		781,247	2.7	
Emerson Electric Co.		779,898	2.7	
Net Assets	**$**	**28,957,028**		

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Meridian Fund MEIFX Meridian Equity Income Fund Top 10 Sectors as of 9/30/2006 Sector Market ValuePct. Assets Brokerage & Money Management$1,644,8345.7% Electrical Equipment 1,558,2735.4 Industrial Services 1,554,0675.4 Business Services 1,544,6325.3 Insurance 1,536,5855.3 Consumer Products 1,533,6845.3 Industrial Products 1,527,1635.3 Banking 1,500,8365.2 Paper/Forest Products 1,496,9155.2 Retail 1,485,6395.1 Net Assets$28,957,028 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. October 3, 2006 To Our Shareholders: Stocks posted gains in the September quarter, buoyed by lower interest rates and falling commodity prices. The S&P 500 increased 5.2% and the NASDAQ 4.0%. Small cap stocks, after a strong first half, showed smaller gains. The Russell 2000, for example, advanced 0.1%. Toys, software and automobile shares represented the top performing sectors. The worst performing groups included coal, trucking and gold mining. The yield on the ten-year government bond, reflecting slower economic growth, declined from 5.14% to 4.63%, a meaningful drop. The economy grew at a respectable 2.6% annual rate during the second quarter, after a rapid 5.6% rate in the first quarter. The housing market and automobile sales are soft at this time while the manufacturing sector is experiencing modest growth. The strongest area continues to be non-residential construction while consumer spending is posting steady gains, primarily due to job growth. The recent decline in interest rates and commodity prices, particularly oil and natural gas, are positive for future economic growth. We don’t expect energy prices to surge in the near future. We believe the balance of 2006 and first half of 2007 will continue to show modest growth, stable interest rates and inflation in the area of 2.5%. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders. The prospectus, news articles and information on how to purchase shares of the funds are available on our website at www.meridianfund.com. Richard F. Aster, Jr. Meridian Equity Income Fund» (MEIFX) The Meridian Equity Income Fund’s net asset value per share at September 30, 2006 was $11.77. This represents an increase of 12.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 19.1% and 11.1%, respectively. The Fund’s assets at the close of the quarter were invested 4.3% in cash and 95.7% in stocks. Total net assets were $28,957,028 and there were 483 shareholders.

The Meridian Equity Income Fund continues to focus on companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with thirty-six positions representing twenty-six different industry groups. At the end of the third quarter, the portfolio’s average holding had a return on equity and average dividend yield of 18.1% and 2.85% respectively, both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $22 billion, a debt ratio of 34% and earnings per share that are expected to grow 10.3% during the next several years. We believe these financial characteristics will lead to positive returns for the fund. During the quarter we purchased shares of Cato Corp, Equity Residential, Johnson & Johnson and Mattel. We sold our shares in Alltel, Delta & Pine Land Co., Hillenbrand Industries and Lubrizol Corp. Chevron, a current holding, is a fully integrated energy company, operating world wide. Petroleum operations include exploring, developing and producing crude oil and natural gas. The company’s refineries then produce finished products which are marketed through an extensive distribution network. Chevron has excellent financial characteristics and valuation parameters. The shares yield 3.27% and sell at 7.7 times earnings. The payout ratio is 26.4%, debt is 13.3% of total capitalization and the return on equity is an above average 22.0%. Chevron and its’ shareholders are well positioned to benefit from the expected long-term increase in demand for petroleum based products. Meridian Growth Fund» (MERDX) The Meridian Growth Fund’s net asset value per share at September 30, 2006 was $40.35. This represents an increase of 10.3% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,689.2% and 13.9%, respectively. The Fund’s assets at the close of the quarter were invested 4.8% in cash and cash equivalents and 95.2% in stocks. Total net assets were $1,774,507,436 and there were 72,652 shareholders. We remain positive on stocks, but believe, as always, that stock selection will be critical. The recent decline in interest rates and commodity prices are good for equities, both with respect to earnings growth and valuation and our portfolio should benefit. We continue to focus on small and medium-sized growth stocks that have an important market share, strong balance sheet and are well managed. We hold forty-six positions, representing twenty-five industry groups. Our heaviest areas of concentration remain health care, consumer and technology. During the quarter we purchased shares of AirTran Holdings and Zebra Technologies. We sold our shares in FileNet Corporation and Symmetry Medical. Carter’s Inc., a recent purchase, is the largest branded marketer of baby and young children’s apparel. The company sells to department stores, national retail chains and specialty retailers, in addition to operating its own chain of retail stores. Carter’s and Oshkosh are its well recognized and trusted brands. The children’s apparel market is benefiting from three long-term trends: First, the number of children in the U.S. aged 0-9 years old is expected to grow 5% over the next 5 years. 2

Second, parents are choosing to have kids later in life when they are earning higher incomes allowing them to spend more and earlier on their children. Third, the baby boom generation is spending more on their grandchildren than prior generations. The company should grow profits at a double digit rate and use excess cash to pay down debt to further strengthen its balance sheet. The stock sells at a reasonable valuation given its earnings growth potential, experienced management team and positive long-term investment outlook. Meridian Value Fund» (MVALX) The Wall Street Journal ranked the Meridian Value Fund the thirteenth best performing stock fund for the ten-year period ending September 30, 2006. This is out of a universe of approximately 2,000 funds. The Meridian Value Fund’s net asset value per share at September 30, 2006 was $38.01. This represents an increase of 9.8% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 612.2% and 19.1%, respectively. The comparable period returns for the S&P 500 with dividends were 196.0% and 10.1%, respectively. The Fund’s assets at the close of the quarter were invested 5.3% in cash and cash equivalents and 94.7% in stocks. Total net assets were $1,695,939,479 and there were 78,648 shareholders. Our investment strategy is unchanged. We continue to seek out-of-favor companies that have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. We believe that over the long term this strategy will continue to outperform. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold sixty-three positions, representing twenty-six industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, real estate and financials. We currently monitor, but don’t yet own, a number of solid companies that sell at reasonable valuations. The outlook for our approach, in our view, is favorable at this time. During the quarter we purchased shares of Alltel, Annaly Capital Management, Bunge, Dionex, Dynegy, Everest Re Group, Liz Claiborne, Rent-A-Center, Universal Corp. and Zebra. We sold our shares in Conseco, Greater Bay Bancorp, Host Hotels & Resorts, Powerwave, Tellabs, Time Warner and Valassis. We recently added to our position in Willis Group Holdings, a leader in the insurance brokerage industry. Willis suffered earnings declines in 2005 due to regulatory pressures that eliminated contingent commissions paid to insurance brokers by underwriters, as well as a heavy investment in hiring brokers away from competitors. Over the past year business fundamentals have begun to improve with Willis showing accelerating organic revenue growth and stable margins. Willis, as the third largest broker in a highly fragmented industry, is well positioned to benefit from market share losses by large competitors who were more severely weakened by the regulatory disruptions of the past few years. In addition, recent pricing trends have been positive across the industry for both underwriters and brokers. Willis pays a dividend yield of 2.4% and should earn more than $3 per share in 2 to 3 years, presenting an attractive valuation at less than 13x normalized earnings.
3

Meridian Equity Income Fund» Summary of Portfolio Holdings September 30, 2006 (Unaudited) Portfolio Holdings by Category (% of total net assets) Brokerage & Money Management 5.7% $1,644,834 Electrical Equipment 5.4 1,558,273 Industrial Services 5.4 1,554,067 Business Services 5.3 1,544,632 Insurance 5.3 1,536,585 Consumer Products. 5.3 1,533,684 Industrial Products 5.3 1,527,163 Banking 5.2 1,500,836 Paper/Forest Products 5.2 1,496,915 Retail 5.1 1,485,639 Insurance Brokers 2.8 815,100 Oil & Gas 2.8 799,400 Business Products 2.7 792,246 Furniture & Fixtures. 2.7 790,948 Pharmaceuticals 2.7 789,450 Diversified Operations 2.7 778,617 Office Supplies 2.7 775,591 Telecommunications Services. 2.7 769,500 Basic Materials 2.6 766,389 Toys 2.6 765,345 Chemicals. 2.6 762,448 Apparel 2.6 755,033 Auto Components. 2.6 753,629 Real Estate 2.6 748,584 Restaurants. 2.6 741,600 Healthcare Products 2.5 728,951 Cash & Other Assets, Less Liabilities 4.3 1,241,569 —— — 100.0% $28,957,028 — 4

Meridian Growth Fund» Summary of Portfolio Holdings September 30, 2006 (Unaudited) Portfolio Holdings by Category (% of total net assets) Retail 11.6% $ 205,538,797 Industrial Services 8.2 146,051,915 Healthcare Products 7.6 135,485,881 Healthcare Services 7.3 129,920,951 Brokerage & Money Management 5.0 89,365,300 Tech-Software 5.0 87,828,033 Industrial Products 4.3 76,912,427 Banking 4.1 72,752,247 Consumer Services 4.1 72,737,342 Business Services 4.0 70,415,921 Restaurants 4.0 70,239,486 Tech-Hardware 3.8 67,853,773 Cellular Communications 3.2 56,297,600 Insurance Brokers 2.8 49,017,340 Leisure & Amusement 2.5 44,630,142 Business Products. 2.5 43,457,087 Insurance 2.4 41,944,064 Hotels & Lodging 2.3 41,351,750 Chemicals 2.1 37,763,704 Construction 2.0 36,309,210 Aerospace/Defense 2.0 34,975,656 Apparel 1.9 34,595,575 U.S. Government Obligations 1.7 29,774,748 Technology 1.0 17,133,970 Real Estate 0.9 15,547,686 Transportation 0.6 10,996,320 Cash & Other Assets, Less Liabilities 3.1 55,610,511 —— — 100.0% $1,774,507,436 — 5

Meridian Value Fund» Summary of Portfolio Holdings September 30, 2006 (Unaudited) Portfolio Holdings by Category (% of total net assets) Technology 8.8% $ 148,531,925 Banking 8.6 146,601,567 Industrial Services 7.3 124,130,880 Consumer Products 6.8 115,231,401 Real Estate 6.7 113,852,484 Retail 5.9 100,874,251 Industrial Products 5.0 84,632,040 Healthcare Products 4.7 79,017,095 Energy 4.3 72,644,614 Consumer Products/Food & Beverage. 4.2 71,799,340 Pharmaceuticals 3.7 62,446,568 Utilities 3.5 60,092,532 Telecommunications Services 3.3 55,149,450 Insurance 2.6 44,087,214 Insurance Brokers 2.4 41,556,800 Telecommunications Equipment 2.3 38,694,788 Aerospace/Defense 2.0 34,309,212 Business Products. 1.8 31,228,422 U.S. Government Obligations 1.8 29,774,748 Oil & Gas 1.7 28,459,232 Information Technology Services 1.7 28,138,800 Basic Materials 1.5 25,927,680 Healthcare Services 1.5 25,587,720 Restaurants 1.3 22,146,064 Agriculture 1.3 22,015,205 Apparel 1.1 18,660,573 Publishing 0.7 11,114,320 Cash & Other Assets, Less Liabilities 3.5 59,234,554 -— — 100.0% $1,695,939,479 — 6

Meridian Equity Income Fund®
Schedule of Investments

September 30, 2006 (Unaudited)

	Shares	Value**
COMMON STOCK - 95.7%		
APPAREL - 2.6%		
VF Corp.	10,350	$ 755,033
AUTO COMPONENTS - 2.6%		
Autoliv, Inc. (Sweden)	13,675	753,629
BANKING - 5.2%		
Comerica, Inc.	12,875	732,845
Regions Financial Corp.	20,875	767,991
		1,500,836
BASIC MATERIALS - 2.6%		
PPG Industries, Inc.	11,425	766,389
BROKERAGE & MONEY MANAGEMENT - 5.7%		
Mellon Financial Corp.	20,150	787,865
Waddell & Reed Financial, Inc. Class A	34,625	856,969
		1,644,834
BUSINESS PRODUCTS - 2.7%		
Diebold, Inc.	18,200	792,246
BUSINESS SERVICES - 5.3%		
ABM Industries, Inc.	41,400	776,664
R. R. Donnelley & Sons Co.	23,300	767,968
		1,544,632
CHEMICALS - 2.6%		
RPM International, Inc.	40,150	762,448
CONSUMER PRODUCTS - 5.3%		
Newell Rubbermaid, Inc.	27,350	774,552
Reynolds American, Inc.	12,250	759,132
		1,533,684
DIVERSIFIED OPERATIONS - 2.7%		
E.I. du Pont de Nemours & Co.	18,175	778,617
ELECTRICAL EQUIPMENT - 5.4%		
Emerson Electric Co.	9,300	$ 779,898
Hubbell, Inc. Class B	16,250	778,375
		1,558,273
FURNITURE & FIXTURES - 2.7%		
Leggett & Platt, Inc.	31,600	790,948
HEALTHCARE PRODUCTS - 2.5%		
Johnson & Johnson	11,225	728,951
INDUSTRIAL PRODUCTS - 5.3%		
Bemis Co.	23,775	781,247
Briggs & Stratton Corp.	27,075	745,916
		1,527,163
INDUSTRIAL SERVICES - 5.4%		
Genuine Parts Co.	17,875	770,949
Waste Management, Inc.	21,350	783,118
		1,554,067
INSURANCE - 5.3%		
Lincoln National Corp.	12,525	777,552
Mercury General Corp.	15,300	759,033
		1,536,585
INSURANCE BROKERS - 2.8%		
Willis Group Holdings, Ltd. (United Kingdom)	21,450	815,100
OFFICE SUPPLIES - 2.7%		
Avery Dennison Corp.	12,890	775,591
OIL & GAS - 2.8%		
Chevron Corp.	12,325	799,400
PAPER/FOREST PRODUCTS - 5.2%		
Kimberly-Clark Corp.	11,335	740,856
Sonoco Products Co.	22,475	756,059
		1,496,915
PHARMACEUTICALS - 2.7%		
Eli Lilly & Co.	13,850	789,450

7

Meridian Equity Income Fund» Schedule of Investments (continued) September 30, 2006 (Unaudited) Shares Value** —— — COMMON STOCK (continued) REAL ESTATE — 2.6% Equity Residential (a) 14,800 $ 748,584 RESTAURANTS — 2.6% IHOP Corp. 16,000 741,600 RETAIL — 5.1% Cato Corp. (The) Class A 33,500 733,985 Limited Brands, Inc. 28,375 751,654 — 1,485,639 TELECOMMUNICATIONS SERVICES — 2.7% BellSouth Corp. 18,000 769,500 TOYS — 2.6% Mattel, Inc. 38,850 765,345 TOTAL INVESTMENTS — 95.7% (Identified cost $25,372,980) 27,715,459 CASH AND OTHER ASSETS, LESS LIABILITIES — 4.3% 1,241,569 — NET ASSETS — 100.0%. $28,957,028 — The aggregate book cost is $25,372,980. The aggregate gross unrealized appreciation is $2,651,883. The aggregate gross unrealized depreciation is $(309,404). The net unrealized appreciation is $2,342,479. (a) Real Estate Investment Trust (REIT) ** Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day. 8

Meridian Growth Fund» Schedule of Investments September 30, 2006 (Unaudited) — Shares Value** —— — COMMON STOCK — 95.2% AEROSPACE/DEFENSE — 2.0% BE Aerospace, Inc.* 1,658,400 $34,975,656 APPAREL — 1.9% Carter’s, Inc.* 1,310,935 34,595,575 BANKING — 4.1% SVB Financial Group* 777,400 34,703,136 UCBH Holdings, Inc. 2,179,216 38,049,111 — 72,752,247 BROKERAGE & MONEY MANAGEMENT — 5.0% Affiliated Managers Group, Inc.* 446,745 44,723,642 T. Rowe Price Group, Inc. 932,950 44,641,658 — 89,365,300 BUSINESS PRODUCTS — 2.5% Diebold, Inc. 998,325 43,457,087 BUSINESS SERVICES — 4.0% CSG Systems International, Inc.* 1,525,630 40,322,401 Mercury Interactive Corp.* 584,000 30,093,520 — 70,415,921 CELLULAR COMMUNICATIONS — 3.2% American Tower Corp. Class A* 1,542,400 56,297,600 CHEMICALS — 2.1% RPM International, Inc. 1,988,610 37,763,704 CONSTRUCTION — 2.0% Granite Construction, Inc. 680,585 36,309,210 CONSUMER SERVICES — 4.1% Regis Corp. 1,057,000 37,893,450 Rollins, Inc. 1,650,587 34,843,892 — 72,737,342 Shares Value** —— — HEALTHCARE PRODUCTS — 7.6% C. R. Bard, Inc. 590,975 $44,323,125 DENTSPLY International, Inc. 1,526,000 45,947,860 Edwards Lifesciences Corp.* 970,485 45,214,896 — 135,485,881 HEALTHCARE SERVICES — 7.3% Cerner Corp.* 935,230 42,459,442 DaVita, Inc.* 765,000 44,270,550 Laboratory Corp. of America Holdings* 658,700 43,190,959 — 129,920,951 HOTELS & LODGING — 2.3% Las Vegas Sands Corp.* 605,000 41,351,750 INDUSTRIAL PRODUCTS — 4.3% Airgas, Inc. 1,133,575 41,001,408 Dionex Corp.* 704,967 35,911,019 — 76,912,427 INDUSTRIAL SERVICES — 8.2% Allied Waste Industries, Inc.* 3,514,725 39,610,951 EGL, Inc.* 863,318 31,459,308 Republic Services, Inc. 996,100 40,053,181 United Rentals, Inc.* 1,502,300 34,928,475 — 146,051,915 INSURANCE — 2.4% Mercury General Corp. 845,476 41,944,064 INSURANCE BROKERS — 2.8% Willis Group Holdings, Ltd. (United Kingdom) 1,289,930 49,017,340 LEISURE & AMUSEMENT — 2.5% Royal Caribbean Cruises, Ltd. 1,149,965 44,630,142 REAL ESTATE — 0.9% Host Hotels & Resorts, Inc. (a) 678,050 15,547,686 9

Meridian Growth Fund» Schedule of Investments (continued) September 30, 2006 (Unaudited)
Shares Value** —— — COMMON STOCK (continued) RESTAURANTS — 4.0% CBRL Group, Inc. 879,688 $ 35,565,786 Ruby Tuesday, Inc. 1,230,000 34,673,700 — 70,239,486 RETAIL — 11.6% Bed Bath & Beyond, Inc.* 1,078,900 41,278,714 Claire’s Stores, Inc. 1,202,740 35,071,898 Foot Locker, Inc. 1,462,825 36,936,331 PetSmart, Inc. 1,281,000 35,547,750 Ross Stores, Inc. 1,206,300 30,652,083 Zale Corp.* 939,150 26,052,021 — 205,538,797 TECHNOLOGY — 1.0% Zebra Technologies Corp. Class A* 479,406 17,133,970 TECH-HARDWARE — 3.8% American Power Conversion Corp. 1,556,573 34,182,343 Vishay Intertechnology, Inc.* 2,398,250 33,671,430 — 67,853,773 TECH-SOFTWARE — 5.0% Advent Software, Inc.* 1,066,438 38,615,720 Cognos, Inc. (Canada)* 929,065 33,910,873 Getty Images, Inc.* 308,000 15,301,440 — 87,828,033 TRANSPORTATION — 0.6% AirTran Holdings, Inc.* 1,108,500 10,996,320 TOTAL COMMON STOCK — 95.2% (Identified cost $1,348,638,300) 1,689,122,177 — Value** — U.S. GOVERNMENT OBLIGATIONS — 1.7% U.S. Treasury Bill @ 5.057% due 11/09/06 (Face Value $15,000,000) $ 14,917,833 U.S. Treasury Bill @ 4.912% due 12/14/06 (Face Value $15,000,000) 14,856,915 — TOTAL U.S. GOVERNMENT OBLIGATIONS (Identified cost $29,768,146) 29,774,748 — TOTAL INVESTMENTS — 96.9% (Identified cost $1,378,406,446) 1,718,896,925 CASH AND OTHER ASSETS, LESS LIABILITIES — 3.1% 55,610,511 — NET ASSETS — 100.0% $1,774,507,436 — The aggregate book cost is $1,378,406,446. The aggregate gross unrealized appreciation is $349,269,713. The aggregate gross unrealized depreciation is $(8,779,234). The net unrealized appreciation is $340,490,479. (a) Real Estate Investment Trust (REIT) * Non-income producing securities. ** Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day. 10

Meridian Value Fund®
Schedule of Investments
September 30, 2006 (Unaudited)

	Shares	Value**
COMMON STOCK - 94.7%		
AEROSPACE/DEFENSE - 2.0%		
BE Aerospace, Inc.*	1,626,800	$ 34,309,212
AGRICULTURE - 1.3%		
Bunge, Ltd.	379,900	22,015,205
APPAREL - 1.1%		
Liz Claiborne, Inc.	472,300	18,660,573
BANKING - 8.6%		
AMVESCAP PLC ADR (United Kingdom)	926,900	20,317,648
Annaly Capital Management, Inc.(a)	1,329,800	17,473,572
Federated Investors, Inc. Class B	785,700	26,564,517
JPMorgan Chase & Co.	1,080,000	50,716,800
Regions Financial Corp.	857,000	31,529,030
		146,601,567
BASIC MATERIALS - 1.5%		
Barrick Gold Corp. (Canada)	844,000	25,927,680
BUSINESS PRODUCTS - 1.8%		
Diebold, Inc.	717,400	31,228,422
CONSUMER PRODUCTS - 6.8%		
Newell Rubbermaid, Inc.	1,798,500	50,933,520
Pactiv Corp.*	1,621,792	46,091,329
Universal Corp.	498,400	18,206,552
		115,231,401
CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.2%		
Anheuser-Busch Cos., Inc.	794,600	37,751,446
International Flavors & Fragrances, Inc.	861,100	34,047,894
		71,799,340
ENERGY - 4.3%		
El Paso Corp.	1,174,300	$ 16,017,452
GlobalSanteFe Corp.	348,900	17,441,511
Hanover Compressor Co.*	1,424,300	25,950,746
Tidewater, Inc.	299,500	13,234,905
		72,644,614
HEALTHCARE PRODUCTS - 4.7%		
Baxter International, Inc.	1,050,200	47,742,092
Beckman Coulter, Inc.	376,100	21,648,316
Thoratec Corp.*	616,700	9,626,687
		79,017,095
HEALTHCARE SERVICES - 1.5%		
AmerisourceBergen Corp.	566,100	25,587,720
INDUSTRIAL PRODUCTS - 5.0%		
Cabot Corp.	492,900	18,335,880
Dionex Corp.*	126,705	6,454,353
General Electric Co.	241,400	8,521,420
Manitowoc Co., Inc. (The)	374,300	16,764,897
Sealed Air Corp.	407,500	22,053,900
Spartech Corp.	467,000	12,501,590
		84,632,040
INDUSTRIAL SERVICES - 7.3%		
Allied Waste Industries, Inc.*	3,810,600	42,945,462
Sysco Corp.	1,010,200	33,791,190
Waste Management, Inc.	1,292,100	47,394,228
		124,130,880
INFORMATION TECHNOLOGY SERVICES - 1.7%		
BearingPoint, Inc.*	3,580,000	28,138,800
INSURANCE - 2.6%		
Everest Re Group, Ltd. (Barbados)	173,800	16,950,714
XL Capital, Ltd. Class A (Bermuda)	395,000	27,136,500
		44,087,214

11

Meridian Value Fund®
Schedule of Investments (continued)
September 30, 2006 (Unaudited)

	Shares	Value**
COMMON STOCK (continued)		
INSURANCE BROKERS - 2.4%		
Willis Group Holdings, Ltd. (United Kingdom)	1,093,600	$ 41,556,800
OIL & GAS - 1.7%		
Kinder Morgan Management, LLC.*	674,070	28,459,232
PHARMACEUTICALS - 3.7%		
MedImmune, Inc.*	885,200	25,856,692
Schering-Plough Corp.	1,656,400	36,589,876
		62,446,568
PUBLISHING - 0.7%		
Pearson PLC ADR (United Kingdom)	780,500	11,114,320
REAL ESTATE - 6.7%		
Apartment Investment & Management Co. Class A(a)	800,900	43,576,969
Equity Residential(a)	862,300	43,615,134
Healthcare Realty Trust, Inc.(a)	694,100	26,660,381
		113,852,484
RESTAURANTS - 1.3%		
Ruby Tuesday, Inc.	785,600	22,146,064
RETAIL - 5.9%		
HOT Topic, Inc.*	1,217,300	13,560,722
Jean Coutu Group, Inc. Class A (Canada)	782,300	8,321,670
Rent-A-Center, Inc.*	349,500	10,236,855
Ross Stores, Inc.	1,073,900	27,287,799
Safeway, Inc.	1,366,300	41,467,205
		100,874,251

	Shares	Value**
TECHNOLOGY - 8.8%		
Analog Devices, Inc.	905,000	$ 26,597,950
Entegris, Inc.*	2,448,700	26,715,317
Intersil Corp. Class A	467,300	11,472,215
Symbol Technologies, Inc.	2,004,800	29,791,328
Tektronix, Inc.	297,900	8,618,247
Western Digital Corp.*	927,300	16,784,130
Xilinx, Inc.	540,300	11,859,585
Zebra Technologies Corp. Class A*	467,072	16,693,153
		148,531,925
TELECOMMUNICATIONS EQUIPMENT - 2.3%		
Nokia Oyj ADR (Finland)	1,965,200	38,694,788
TELECOMMUNICATIONS SERVICES - 3.3%		
Alltel Corp.	651,500	36,158,250
DIRECTV Group, Inc. (The)*	965,000	18,991,200
		55,149,450
UTILITIES - 3.5%		
Dynegy, Inc. Class A*	3,235,300	17,923,562
Hawaiian Electric Industries, Inc.	601,075	16,265,090
TECO Energy, Inc.	1,655,200	25,903,880
		60,092,532
TOTAL COMMON STOCK - 94.7%		
(Identified cost $1,412,751,031)		1,606,930,177

12

Meridian Value Fund» Schedule of Investments (continued) September 30, 2006 (Unaudited) Value** — U.S. GOVERNMENT OBLIGATIONS — 1.8% U.S. Treasury Bill @ 5.057% due 11/09/06 (Face Value $15,000,000) $ 14,917,833 U.S. Treasury Bill @ 4.912% due 12/14/06 (Face Value $15,000,000) 14,856,915 — TOTAL U.S. GOVERNMENT OBLIGATIONS (Identified cost $29,768,146) 29,774,748 — TOTAL INVESTMENTS — 96.5% (Identified cost $1,442,519,177) 1,636,704,925 CASH AND OTHER ASSETS, LESS LIABILITIES — 3.5% 59,234,554 — NET ASSETS — 100.0% $1,695,939,479 — The aggregate book cost is $1,442,519,177. The aggregate gross unrealized appreciation is $213,678,179. The aggregate gross unrealized depreciation is $(19,492,431). The net unrealized appreciation is $194,185,748. (a) Real Estate Investment Trust (REIT) ADR — American Depository Receipt. * Non-income producing securities. Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quo- tations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines estab- lished by, and under the general supervision and respon- sibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day. 13

MERIDIAN FUND, INC. This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Officers and Directors RICHARD F. ASTER, JR. President and Director RALPH CECHETTINI MICHAEL S. ERICKSON HERBERT C. KAY JAMES B. GLAVIN MICHAEL STOLPER Directors GREGG B. KEELING Chief Financial Officer, Treasurer and Secretary Chief Compliance Officer Custodian PFPC TRUST COMPANY Philadelphia, Pennsylvania Transfer Agent and Disbursing Agent PFPC INC. King of Prussia, Pennsylvania (800) 446-6662 Counsel MORRISON & FOERSTER LLP Washington, D.C. Auditors PRICEWATERHOUSECOOPERS LLP San Francisco, California MERIDIAN EQUITY INCOME FUND®® MERIDIAN GROWTH FUND® MERIDIAN VALUE FUND® FIRST QUARTER REPORT 60 E. Sir Francis Drake Blvd. Wood Island, Suite 306 Larkspur, CA 94939 www.meridianfund.com Telephone (800) 446-6662 September 30, 2006